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                             May 19, 2022

       John V. Whitman, Jr.
       Chief Executive Officer and Chairman
       GGTOOR, INC.
       430 Walker Lane
       Thomasville, Georgia, 31792

                                                        Re: GGTOOR, INC.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed May 6, 2022
                                                            File No. 024-11856

       Dear Mr. Whitman:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2022 letter.

       Amendment No.1 to Form 1-A Filed May 6, 2022

       Executive Compensation, page 24

   1. We note your response to prior comment two. We note your disclosure that the table shows the "current and
proposed 2022 compensation" and the bonus "TBD."
                                                        Please revise your
disclosure to provide executive compensation disclosure for your last fiscal year, May 31,
2021, including the amount of the bonus. See Item 11 of the Form 1-
                                                        A instructions.
       General

   2. We note your response to comment 6. Please check "yes" in Part I, 1-A: Item 4 "Does the issuer intend to price
this offering after qualification pursuant to Rule 253(b)?" We note
 John V. Whitman, Jr.
GGTOOR, INC.
May 19, 2022
Page 2
         that you use the midpoint of a price range in Part I, Item 4 of Form 1-A because you intend to price the offering after qualification.
       Please contact Erin Donahue, Staff Attorney at 202-551-6063 or Sherry Haywood, Staff
Attorney at 202-551-3345 with any questions



FirstName LastNameJohn V. Whitman, Jr.                        Sincerely,
Comapany NameGGTOOR, INC.
                                                              Division of
Corporation Finance
May 19, 2022 Page 2                                           Office of
Manufacturing
FirstName LastName